UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Xerium Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of class of securities)

98416J118
(CUSIP number)

Marc Saiontz
American Securities LLC
299 Park Ave, 34th Floor
New York, NY 10171
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

January 9, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 8416J118	13D/A	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AS INVESTORS, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
1,186,374 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
1,186,374 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,374 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 8416J118	13D/A	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS V, L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
1,186,374 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
1,186,374 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,374 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 8416J118	13D/A	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS V(B), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
1,186,374 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
1,186,374 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,374 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 8416J118	13D/A	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS V(C), L.P. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
1,186,374 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
1,186,374 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,374 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 8416J118	13D/A	Page 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES ASSOCIATES V, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
1,186,374 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
1,186,374 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,374 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 8416J118	13D/A	Page 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
1,199,303 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
1,199,303 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,199,303 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 8416J118	13D/A	Page 8

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on May 25, 2010, as amended (the “Schedule 13D”), and is filed by and on behalf of (i) AS Investors, LLC (“AS Investors”), (ii) American Securities Partners V, L.P., a Delaware limited partnership (“ASP V”), (iii) American Securities Partners V(B), L.P., a Delaware limited partnership (“ASP V(B)”), (iv) American Securities Partners V(C), L.P., a Delaware limited partnership (“ASP V(C)” and, with ASP V and ASP V(B), the “Sponsors”, the owners of membership interests in AS Investors), (v) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (vi) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc. (“Xerium” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference as of January 10, 2018. As of January 10, 2018, AS Investors was the direct record owner of, and had the power to vote and to dispose or direct the disposition of 1,186,374 shares of Common Stock, representing approximately 7.2% of the outstanding shares of Common Stock, based on 16,367,743 shares of Common Stock outstanding as of October 30, 2017, as reported in Xerium’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2017.  As a result of their relationship to AS Investors, ASP V, ASP V(B), ASP V(C), GP, and Advisor may also be deemed to be beneficial owners of Xerium.  Additionally, as of January 10, 2018, Advisor directly owns 12,929 shares of Common Stock.  Accordingly, as of January 10, 2018, Advisor may be deemed to be the beneficial owner of an aggregate of 1,199,303 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common Stock.

(c) No transactions with respect to shares of Common Stock were effected during the past 60 days, through and including January 10, 2018, by any of the Reporting Persons or by any of the Scheduled Persons except that AS Investors sold an aggregate of 180,079 shares in the market through a broker and distributed an aggregate of 16,187 shares to its limited partners, in each case, as follows:

Transaction	Date	Shares	Price
Sale	22-Dec-17	10,233	$4.3389
Sale	26-Dec-17	1,907	$4.4450
Sale	28-Dec-17	33,801	$4.0793
Sale	29-Dec-17	27,227	$4.1731
Sale	2-Jan-18	465	$4.2552
Sale	3-Jan-18	23,271	$4.4096
Sale	4-Jan-18	41,848	$4.4831
Sale	5-Jan-18	2,791	$4.4736
Sale	9-Jan-18	18,606	$4.7060
Sale	10-Jan-18	19,930	$4.7280

Distribution	27-Dec-17	4,651	na
Distribution	4-Jan-18	2,233	na
Distribution	9-Jan-18	9,303	na

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

AS INVESTORS, LLC

By	/s/ Marc Saiontz
Name:	Marc Saiontz
Title:	Vice President
Date:	January 11, 2018

AMERICAN SECURITIES PARTNERS V, L.P.
By: American Securities Associates V, LLC, its general partner

By	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	January 11, 2018

AMERICAN SECURITIES PARTNERS V(B), L.P.
By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	January 11, 2018

AMERICAN SECURITIES PARTNERS V(C), L.P.
By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	January 11, 2018

AMERICAN SECURITIES ASSOCIATES V, LLC

By	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	January 11, 2018

AMERICAN SECURITIES LLC

By	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	January 11, 2018